UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016.

Commission File Number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Translation of registrant's name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]      Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 3, 2016 titled "Hydrogenics Reports Second Quarter 2016 Results"
99.2	Second Quarter 2016 Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	Second Quarter 2016 Consolidated Financial Statements and Results of Operations
99.4	PowerPoint Presentation titled "Q2 2016 Investor Presentation"
99.5	Form 52-109f2 - Certification of Annual Filings Full Certificate - Chief Executive Officer
99.6	Form 52-109f2 - Certification of Annual Filings Full Certificate - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
Date: August 3, 2016	By:	/s/ ROBERT MOTZ Name: Robert Motz Title: Chief Financial Officer